FORM 6-K

SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of
The Securities Exchange Act of 1934

 For the month of January 2011

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

Form 20-F	X	Form 40-F

(Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934. )

Yes	No	X

(If "Yes" is marked, indicate below the file number assigned to registrant in connection with Rule 12g3-2(b): 82-__________. )

N/A

IFM Investments Limited
26/A, East Wing, Hanwei Plaza
No.7 Guanghua Road, Chaoyang District
Beijing, 100004
People's Republic of China
(Address of principal executive offices)

This Form 6-K consists of:

An announcement on the regional business updates of IFM Investments Limited (the “Registrant”), made by the Registrant on December 29, 2010.

Century 21 China Real Estate Provides Regional Business Updates

BEIJING, China, December 29, 2010 - IFM Investments Limited (“Century 21 China Real Estate”, the “Company” or “CTC”) (NYSE: CTC), a leading comprehensive real estate services provider and the exclusive franchisor for the CENTURY 21® brand in China, today announced operational updates in its franchise services business in Chengdu, Shenyang and Weifang Regions and a summary of its nationwide sales network.

Chengdu Region

In December 2010, the Company bought back the franchise right of the CENTURY 21® brand and the local operations from the third party owner who previously possessed the sub-franchisor of the Century 21 Chengdu Region. After this acquisition, Century 21 China Real Estate will directly own and control the assets and operations in the Region while the existing local management team will continue to operate the established business, including company-owned brokerage services, franchise services, and mortgage management services with support from the Company.

“We are very pleased to assume total ownership of the Century 21 Chengdu Region, after having worked with our franchise partner for years to build a top performing business in China’s real estate industry,” said Mr. Donald Zhang, Century 21 China Real Estate’s chairman and chief executive officer. “Our success in Chengdu to date has given us a strong foundation in this strategically important city and grants us valuable insights into the regional markets. We believe the acquisition provides a base from which we can further enlarge our company-owned network.”

Shenyang Region and Weifang Region

The Company has terminated its franchise agreements with sub-franchisors in Shenyang and Weifang Regions in December 2010, based on standard performance assessments of the sub-franchisors’. The Company will evaluate qualifications of potential partners to operate in these two markets.

Donald Zhang commented, “Franchise services is a key part of our business strategy. We plan to keep expanding our franchise business with high-quality partners who satisfy our rigorous performance criteria and strive to provide quality services to our customers in every local market.”

National Sales Network

As of December 24, 2010, the CENTURY 21® China Real Estate network covered 32 major cities with more than 1,500 sales offices throughout the country, including company-owned sales offices in Beijing, Shanghai and Shenzhen, 583 of which are under operation and 36 under renovation. Post the recent terminations of franchise agreements in Shenyang and Weifang, the Company had 27 regional sub-franchisors.

About Century 21 China Real Estate

IFM Investments Limited (“Century 21 China Real Estate” or “CTC”) is a leading comprehensive real estate services provider and the exclusive franchisor for the CENTURY 21® brand in China. CTC primarily focuses on China's fast-growing and highly fragmented secondary real estate market, providing company-owned brokerage services, franchise services, mortgage management services, primary, commercial and fund management services. CTC has experienced substantial growth since it commenced operations in 2000, and received numerous awards and recognition as franchisor and real estate services provider for its service quality and business achievements. Century 21 China Real Estate’s ADSs, each of which represents 15 ordinary shares of CTC, currently trade on the New York Stock Exchange under the symbol “CTC” following its initial public offering in January 2010. For more information about CTC, please visit http://www.century21cn.com/english .

Safe Harbor: Forward-Looking Statements

This announcement contains forward-looking statements. These statements are made under the “safe harbor” provisions of Section 21E of the Securities Exchange Act of 1934, as amended. These forward-looking statements can be identified by terminology such as “aim,” “anticipate,” “believe,” “confident,” “continue,” “estimate,” “expect,” “future,” “intend,” “is currently reviewing,” “it is possible,” “likely,” “may,” “plan,” “potential,” “will” or other similar expressions or the negative of these words or expressions. The Company has based these forward-looking statements largely on its current expectations and projections about future events and financial trends that it believes may affect its financial condition, results of operations, business strategy and financial needs. Among other things, the Business Outlook section and quotations from management in this press release, as well as the Company’s strategic and operational plans, contain forward-looking statements. The Company may also make written or oral forward-looking statements in its reports filed or furnished with the U.S. Securities and Exchange Commission, in press releases and other written materials and in oral statements made by its officers, directors or employees to third parties. Statements that are not historical facts, including statements about the Company’s beliefs and expectations, are forward-looking statements and are subject to change, and such change may be material and may have a material adverse effect on the Company’s financial condition and results of operations for one or more periods. Forward-looking statements involve inherent risks and uncertainties. A number of important factors could cause actual results to differ materially from those contained, either expressly or impliedly, in any of the forward-looking statements in this press release. Potential risks and uncertainties include, but are not limited to, a severe or prolonged downturn in the global economy, the Company’s susceptibility to fluctuations in the real estate market of China, government measures aimed at China’s real estate industry, failure of the real estate services industry in China to develop or mature as quickly as expected, diminution of the value of the Company’s brand or image, the Company’s inability to successfully execute its strategy of expanding into new geographical markets in China, the Company’s failure to manage its growth effectively and efficiently, the Company’s failure to successfully execute the business plans for its strategic alliances and other new business initiatives, the Company’s loss of its competitive advantage if it fails to maintain and improve its information system or to prevent disruptions or failure in the system’s performance, the Company’s failure to compete successfully, fluctuations in the Company’s results of operations and cash flows, natural disasters or outbreaks of health epidemics such as the H1N1 flu and other risks outlined in the Company’s filings with the U.S. Securities and Exchange Commission. Unless otherwise specified, all information provided in this press release and in the attachments is as of the date of this press release, and the Company does not undertake any obligation to update any such information, except as required under applicable law.

For investor and media inquiries, please contact:

In China:

Melody Liu
Investor Relations Manager
IFM Investments Limited
Phone: +86-10-6561-5982
E-mail: ir@century21cn.com

Henry Fraser
Brunswick Group
Phone: +86-10-6566-2256
Email: ctc@brunswickgroup.com

In the United States:

Cindy Zheng
Brunswick Group
Phone: +1-212-333-3810
Email: ctc@brunswickgroup.com

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the under-signed, thereunto duly authorized.

IFM INVESTMENTS LIMITED

By:	/s/ Kevin Cheng Wei
	Name:	Kevin Cheng Wei
	Title:	Chief Financial Officer

Date: January 4, 2011